ITEM 25.2 EXHIBIT K.2
GOLDMAN SACHS CREDIT STRATEGIES FUND
Service Plan
May 15, 2009
     WHEREAS, Goldman Sachs Credit Strategies Fund (the “Trust”) engages in business as closed-end management investment company and is registered as such under the Investment Company Act of 1940, as amended (the “Act”);
     WHEREAS, as of the date hereof, the Trust consists only of a single series (the “Fund”) with one class of shares of beneficial interest (the “Shares”), and the Trust’s Board of Trustees may create additional series (each, also a “Fund”) and classes from time to time;
     WHEREAS, the Board of Trustees of the Trust desires to adopt a Service Plan and has determined that there is a reasonable likelihood that adoption of said Plan will benefit each Fund and its shareholders; and
     WHEREAS, the Trust, on behalf of each Fund, employs Goldman, Sachs & Co. (the “Distributor”) as distributor of the Shares pursuant to a Distribution Agreement dated 15, 2009.
     NOW, THEREFORE; the Trust, on behalf of each Fund, hereby adopts, and the Distributor hereby agrees to the terms of, this Service Plan (the “Plan”) on the following tents and conditions.
1. Service Plan.
(a)	The Trust, on behalf of each Fund, is authorized to compensate the Distributor for personal and account maintenance services performed and expenses incurred by the Distributor in connection with each Fund’s Shares. The amount of such compensation paid during any one year shall not exceed such percentage as is approved from time to time in the manner provided in paragraph 2(a) below (and until such approval shall be zero) of the average daily net assets of a Fund attributable to such Shares. Such compensation shall be calculated and accrued daily and payable monthly or at such other intervals as the Board of Trustees may determine. The compensation payable pursuant to this paragraph 1 is intended to finance personal and account maintenance services and expenses, which are not primarily intended to result in the sale of Shares of the Funds within the meaning of Rule 12b-1 under the Act, and is not subject to the approval and other provisions of that Rule.

(b)	Personal and account maintenance services include, but are not limited to, payments made to or on account of the Distributor, other brokers, dealers and financial service firms that have entered into agreements with the Distributor or their respective officers, sales representatives and employees who respond to inquiries of, and furnish assistance to, shareholders regarding their ownership of Shares or their accounts or who provide similar services not otherwise provided by or on behalf of a Fund.
(c)	Effective May 15, 2009, the percentage compensation payable under this paragraph 1 with respect to the Shares of all Funds is 0.25%, subject to further action in the manner provided in paragraph 2(a) below.
2. General Provisions.
(a)	This Plan shall not take effect until the Plan, together with any related agreement, has been approved by votes of a majority of both (a) the Board of Trustees of the Trust and (b) those Trustees of the Trust who are not “interested persons” of the Trust (as defined by the Act) and who have no direct or indirect financial interest in the operation of the Plan or any agreements related to it (the “Independent Trustees”) cast in person at a meeting (or meetings) called for the purpose of voting on the Trust’s Service Plans and such related agreements.

(b)	This Plan shall remain in effect until June 30, 2009 and shall continue in effect thereafter so long as such continuance is specifically approved at least annually in the manner provided in paragraph 2(a).

(c)	The Distributor shall provide to the Board of Trustees of the Trust and the Board shall review, at least quarterly, a written report of services and expenses provided or incurred under this Plan, and the purposes for which such services were performed and expenses were incurred.

(d)	This Plan may be terminated with respect to a Fund at any time by a vote of a majority of the Independent Trustees or by vote of a majority of the outstanding Shares of such Fund. The Trust authorizes the Distributor, if the Distributor so elects, to assign to a third party any payments that the Distributor is entitled to receive for the Distributor’s services hereunder free and clear of any offset, defense or counterclaim the Trust may have against the Distributor (it being understood that the foregoing does not constitute a waiver of any claim the Trust or a Fund may have against the Distributor) and except to the extent that any change or modification after the date hereof of (x) the provisions of the Act; the rules and regulations thereunder or other applicable law or (y) any interpretation of the Act, the rules and regulations thereunder or other applicable law shall restrict the Distributor’s right to make such transfer free and clear of any offset, defense or counterclaim.

(e)	No material amendment to this Plan shall be made unless approved in the manner provided in paragraph 2(a).

(f)	While this Plan is in effect, the selection and nomination of the Trustees who are not interested persons (as defined in the Act) of the Trust shall be committed to the discretion of the Trustees who are not such interested persons.

(g)	The Trust shall preserve copies of this Plan and any related agreements and all reports made pursuant to paragraph 2(c), for a period of not less than six years from the date of this Plan, any such agreement or any such report, as the case may be, the first two years in an easily accessible place.

(h)	The compensation determined in accordance with paragraph 1 shall be based upon the average daily net assets of the Fund attributable to the Shares. The obligations of the Trust and the Funds hereunder are not personally binding upon, nor shall resort be had to the private property of any of the Trustees, shareholders, officers, employees or agents of the Trust, but only the Trust’s property allocable to the Shares shall be bound. No series of the Trust shall be responsible for the obligations of any other series of the Trust.

     IN WITNESS WHEREOF, the Trust (on behalf of each Fund) and the Distributor have executed this Service Plan as of the day and year first above written.

GOLDMAN SACHS CREDIT STRATEGIES FUND
By:	/s/ Peter V. Bonanno
	Name:	Peter V. Bonanno
	Title:	Secretary

GOLDMAN, SACHS & CO.
By:	/s/ James A. McNamara
	Name:	James A. McNamara
	Title:	Managing Director

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